Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2022 Fourth Quarter and Full-Year Results

•
Fourth quarter operating income of $216.9 million increased 1% over the prior year quarter
•
Fourth quarter net income of $153.5 million increased 6% compared to Q4 2021, while adjusted net income1 of $151.8 million increased 2%
•
Fourth quarter diluted earnings per share (diluted “EPS”) of $1.74 increased 14% compared to Q4 2021, while adjusted diluted EPS1 of $1.72 increased 10%
•
Fourth quarter net cash from operating activities grew to $248.3 million, up 30% over the prior year period and free cash flow1 grew to $188.3 million, up 56% over the prior year period
•
Full year diluted EPS of $9.02 increased from $7.91 in 2021, while adjusted diluted EPS1 of $8.02 increased from $5.23
•
The Board of Directors approved a $0.35 quarterly dividend, an increase of 30%

Montreal, Quebec, February 6, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2022. All amounts are shown in U.S. dollars.

“TFI International successfully capped 2022 with strong fourth quarter results, generating slightly higher operating income on significantly improved operating margins, a 53% increase in the full-year adjusted diluted EPS and a 26% increase in the full-year free cash flow, despite macro volatility, fuel-related working capital outlays, and the sale of CFI assets last summer that served to strengthen our overall business mix and returns,” said Alain Bédard, Chairman, President and Chief Executive Officer. “As laid out at our recent Investor Day, our unique positioning includes business line diversity, exposure to attractive niche markets and numerous self-help initiatives that are producing remarkable success during turbulent economic times. Most importantly, our relative stability, margin expansion and free cash flow reflect the tireless efforts of our people, who are diligently adhering to our longstanding operating principles regardless of external factors. Capitalizing on this attractive competitive positioning and our sharp focus on the fundamentals, we continue to strategically allocate capital toward attractive acquisitions, with our acquisition pipeline remarkably strong and the majority of these closings expected in the first half of the year. During the quarter, our Board of Directors approved a 30% increase to our quarterly dividend and we continued to repurchase shares, both reflecting our favorable outlook. We enter 2023 in the best position in TFI International’s history and are eager to create additional shareholder value in the year ahead.”

SELECTED FINANCIAL DATA AND HIGHLIGHTS (UNAUDITED)

Financial highlights	Quarters ended December 31		Years ended December 31
(in millions of U.S. dollars, except per share data)	2022	2021*	2022	2021*
Total revenue	1,956.7	2,140.9	8,812.5	7,220.4
Revenue before fuel surcharge	1,616.5	1,888.4	7,357.1	6,468.8
Adjusted EBITDA[1]	305.0	318.5	1,425.0	1,076.5
Operating income	216.9	215.0	1,146.0	979.2
Net cash from operating activities	248.3	190.3	971.6	855.4
Net income	153.5	144.1	823.2	754.4
EPS - diluted ($)	1.74	1.52	9.02	7.91
Adjusted net income[1]	151.8	148.6	731.7	498.3
Adjusted EPS - diluted[1] ($)	1.72	1.57	8.02	5.23
Weighted average number of shares ('000s)	86,670	92,669	89,360	93,054
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

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Earnings Press Release

FOURTH QUARTER RESULTS

Total revenue of $1.96 billion compared to $2.14 billion in the prior year period and revenue before fuel surcharge of $1.62 billion compared to $1.89 billion in the prior year period. The decline is primarily due to the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business ("CFI") in August 2022, which had sales of $139.2 million in Q4 2021, as well as to reduced volumes in US LTL operations driven by a combination of weaker end market demand as well as the Company's intentional elimination of unprofitable freight.

Operating income grew 1% to $216.9 million from $215.0 million the prior year period with a 200 basis point operating margin1 improvement, despite $12.4 million of operating income included in the fourth quarter of 2021 from CFI.

Net income grew 6% to $153.5 million from $144.1 million in the prior year period, and net income of $1.74 per diluted share was up relative to $1.52 in the prior year period. Adjusted net income, a non-IFRS measure, was $151.8 million, or $1.72 per diluted share, up from $148.6 million, or $1.57 per diluted share, the prior year period.

Total revenue declined for all segments relative to the prior year period with decreases of 3% for Package and Courier, 6% for Less-Than-Truckload, 14% for Truckload and 11% for Logistics. In contrast, operating income was higher for Package and Courier by 2%, for Truckload by 16% and for Logistics by 4%, and lower for Less-Than-Truckload by 15% in the fourth quarter in comparison to the prior-year. Truckload operating income in the prior year period included a $12.4 million contribution from CFI which was partially offset by an increased contribution of $9.7 million from the sale of real estate in the quarter. Operating income in the Less-Than-Truckload segment, more specifically U.S. LTL, decreased due to the lower freight volumes as well as to non-recurring costs related to exiting the transition service agreement with UPS. On February 1, 2023, the financial system supporting the U.S. LTL operations was migrated from UPS to a standalone system managed by TFI.

FULL-YEAR RESULTS

Total revenue was $8.81 billion for 2022 versus $7.22 billion in 2021. Revenue before fuel surcharge of $7.36 billion was up 14% compared to the prior year.

Operating income totaled $1,146.0 million, or 16% of revenue before fuel surcharge, an increase of 17% compared to $979.2 million and 15% of revenue before fuel surcharge in the prior year. The increase is mainly attributable to the contributions from acquisitions, including a gain on sale of business of $73.7 million.

Net income was $823.2 million, or $9.02 per diluted share, compared to $754.4 million, or $7.91 per diluted share a year earlier. Adjusted net income and Adjusted diluted EPS, non-IFRS measures, were $731.7 million, or $8.02 per diluted share, compared to $498.3 million, or $5.23 per diluted share the prior year.

During 2022, total revenue grew 1% for Package and Courier, 43% for Less-Than-Truckload, 13% for Truckload and 6% for Logistics relative to the prior year. Operating income was up 24% for Package and Courier, 59% for Truckload, down 18% for Less-Than-Truckload, mainly due to the inclusion of the bargain purchase gain in 2021, and down 2% for Logistics.

1 This is a non-IFRS measure. For a reconciliation, refer to the "Non-IFRS and Other Financial Measures" section below.

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Earnings Press Release

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload*	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2022
Revenue before fuel surcharge[1]	129,074	720,783	403,351	375,968	—	(12,681)	1,616,495
% of total revenue[2]	9%	46%	25%	20%			100%
Adjusted EBITDA[3]	43,935	126,307	104,007	43,473	(12,766)	—	304,956
Adjusted EBITDA margin[3,4]	34.0%	17.5%	25.8%	11.6%			18.9%
Operating income (loss)	37,563	88,240	71,842	34,204	(14,989)	—	216,860
Operating margin[3,4]	29.1%	12.2%	17.8%	9.1%			13.4%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595	—	3,913,720
Net capital expenditures[3]	6,045	57,273	14,248	131	58	—	77,755
Three months ended December 31, 2021
Revenue before fuel surcharge[1]	150,074	822,911	506,432	427,561	—	(18,555)	1,888,423
% of total revenue[2]	8%	44%	27%	20%			100%
Adjusted EBITDA[3]	43,496	141,189	111,848	42,465	(20,532)	—	318,466
Adjusted EBITDA margin[3,4]	29.0%	17.2%	22.1%	9.9%			16.9%
Operating income (loss)	36,713	103,449	61,803	32,869	(19,855)	—	214,979
Operating margin[3,4]	24.5%	12.6%	12.2%	7.7%			11.4%
Total assets less intangible assets[3]	186,116	2,162,534	1,362,007	292,026	88,059		4,090,742
Net capital expenditures[3]	5,926	46,986	15,113	192	20	—	68,237
YTD December 31, 2022
Revenue before fuel surcharge[1]	498,972	3,243,557	1,986,331	1,689,122	—	(60,918)	7,357,064
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	160,838	567,759	557,058	178,690	(39,321)	—	1,425,024
Adjusted EBITDA margin[3,4]	32.2%	17.5%	28.0%	10.6%			19.4%
Operating income (loss)	134,306	470,807	366,868	140,446	33,611	—	1,146,038
Operating margin[3,4]	26.9%	14.5%	18.5%	8.3%			15.6%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595	—	3,913,720
Net capital expenditures[3]	10,636	132,814	31,658	676	170	—	175,954
YTD December 31, 2021
Revenue before fuel surcharge[1]	560,147	2,440,640	1,901,157	1,620,926	—	(54,085)	6,468,785
% of total revenue[2]	9%	39%	30%	23%			100%
Adjusted EBITDA[3]	134,845	415,641	431,181	169,005	(74,193)	—	1,076,479
Adjusted EBITDA margin[3,4]	24.1%	17.0%	22.7%	10.4%			16.6%
Operating income (loss)	108,440	572,798	230,189	142,794	(74,992)	—	979,229
Operating margin[3,4]	19.4%	23.5%	12.1%	8.8%			15.1%
Total assets less intangible assets[3]	186,116	2,162,534	1,362,007	292,026	88,059	—	4,090,742
Net capital expenditures[3]	14,445	52,703	69,177	316	141	—	136,782

1 Includes intersegment revenue.

2 Segment revenue including fuel and intersegment revenue to consolidated revenue including fuel and intersegment revenue.

3 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS and Other Financial Measures” section below.

4 As a percentage of revenue before fuel surcharge.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

CASH FLOW

Net cash flow from operating activities was $971.6 million during 2022 compared to $855.4 million the prior year. The 14% increase was due to stronger operating performance and contributions from acquisitions. The Company returned $665.3 million to shareholders during the year, of which $97.3 million was through dividends and $568.0 million was through share repurchases.

On December 15, 2022, the Board of Directors of TFI International declared a quarterly dividend of $0.35 per outstanding common share paid on January 16, 2023, representing a 30% increase over the $0.27 quarterly dividend declared in Q4 2021.

CONFERENCE CALL

TFI International will host a conference call on Monday, February 6, 2023 at 5:00 p.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-855-327-6837 or 1-631-891-4304. A recording of the call will be available until 11:59 p.m Eastern, Monday February 20, 2023 by dialing 1-844-512-2921 or 1-412-317-6671.

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Earnings Press Release

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Package and Courier;
•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

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Earnings Press Release

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2022 AND 2021

(in thousands of U.S. dollars)	As at	As at
	December 31, 2022	December 31, 2021*
Assets
Cash and cash equivalents	147,117	19,292
Trade and other receivables	1,030,726	1,056,023
Inventoried supplies	24,181	24,402
Current taxes recoverable	12,788	6,080
Prepaid expenses	38,501	54,518
Assets held for sale	10,250	1,943
Current assets	1,263,563	1,162,258

Property and equipment	2,131,955	2,455,141
Right-of-use assets	381,640	398,533
Intangible assets	1,592,110	1,792,921
Investments[1]	85,964	31,391
Employee benefits	4,359	-
Other assets	19,192	13,724
Deferred tax assets	27,047	29,695
Non-current assets	4,242,267	4,721,405
Total assets	5,505,830	5,883,663

Liabilities
Trade and other payables	708,768	861,908
Current taxes payable	41,714	16,552
Provisions	43,903	39,012
Other financial liabilities	19,275	10,566
Long-term debt	37,087	363,586
Lease liabilities	115,934	115,344
Current liabilities	966,681	1,406,968

Long-term debt	1,278,670	1,244,508
Lease liabilities	297,105	313,862
Employee benefits	-	68,037
Provisions	131,736	108,145
Other financial liabilities	382	8,033
Deferred tax liabilities	368,186	423,755
Non-current liabilities	2,076,079	2,166,340
Total liabilities	3,042,760	3,573,308

Equity
Share capital	1,089,229	1,133,181
Contributed surplus	41,491	39,150
Accumulated other comprehensive income	(233,321)	(144,665)
Retained earnings	1,565,671	1,282,689
Total equity	2,463,070	2,310,355

Contingencies, letters of credit and other commitments
Subsequent events
Total liabilities and equity	5,505,830	5,883,663
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination.

** The Company's financial reporting framework is IFRS as issued by the IASB.

1 The investments were previously presented as Other assets and have been recast due to the increase in value of the investments. The investments include both level 1 and level 3 investments. The level 1 investments are 1,027,696 shares of ArcBest Corporation (NYSE: ARCB).

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2022 and 2021

(In thousands of U.S. dollars, except per share amounts)
	2022	2021*

Revenue	7,357,064	6,468,785
Fuel surcharge	1,455,427	751,644
Total revenue	8,812,491	7,220,429

Materials and services expenses	4,592,191	3,815,453
Personnel expenses	2,362,856	1,974,081
Other operating expenses	492,291	380,342
Depreciation of property and equipment	248,638	225,007
Depreciation of right-of-use assets	126,276	112,782
Amortization of intangible assets	55,679	55,243
Gain on sale of business	(73,653)	-
Bargain purchase gain	-	(283,593)
Gain on sale of rolling stock and equipment	(59,661)	(24,644)
Gain on derecognition of right-of-use assets	(210)	(1,282)
(Gain) loss on sale of land and buildings	(43)	19
Gain on sale of assets held for sale	(77,911)	(12,209)
Loss on disposal of intangible assets	-	1
Total operating expenses	7,666,453	6,241,200

Operating income	1,146,038	979,229

Finance (income) costs
Finance income	(1,750)	(5,127)
Finance costs	82,147	78,145
Net finance costs	80,397	73,018

Income before income tax	1,065,641	906,211
Income tax expense	242,409	151,806

Net income	823,232	754,405

Earnings per share
Basic earnings per share	9.21	8.11
Diluted earnings per share	9.02	7.91
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination.

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2022 and 2021

(In thousands of U.S. dollars)
	2022	2021*

Net income	823,232	754,405

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	(10,148)	12,960
Net investment hedge, net of tax	(72,046)	(15,542)
Employee benefits, net of tax	292	87
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	63,508	(4,128)
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(5,495)	24,147
Other comprehensive (loss) income, net of tax	(23,889)	17,524

Total comprehensive income	799,343	771,929
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination.

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2022 and 2021

(In thousands of U.S. dollars)				Accumulated
				foreign	Accumulated
			Accumulated	currency	unrealized
			unrealized	translation	gain (loss)		Total equity
			loss on	differences	on invest-		attributable
			employee	and net	ments in	Retained	to owners
	Share	Contributed	benefit	investment	equity	earnings	of the
	capital	surplus	plans	hedge	securities	(deficit)	Company

Balance as at December 31, 2021*	1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income	-	-	-	-	-	823,232	823,232
Other comprehensive income (loss), net of tax	-	-	292	(82,194)	(5,495)	63,508	(23,889)
Realized (loss) gain on equity securities	-	-	-	-	(1,259)	1,259	-
Total comprehensive income (loss)	-	-	292	(82,194)	(6,754)	887,999	799,343

Share-based payment transactions, net of tax	-	16,298	-	-	-	-	16,298
Stock options exercised, net of tax	22,800	(6,298)	-	-	-	-	16,502
Dividends to owners of the Company	-	-	-	-	-	(102,615)	(102,615)
Repurchase of own shares	(68,536)	-	-	-	-	(499,447)	(567,983)
Net settlement of restricted share units, net of tax	1,784	(7,659)	-	-	-	(2,955)	(8,830)
Total transactions with owners, recorded directly in equity	(43,952)	2,341	-	-	-	(605,017)	(646,628)

Balance as at December 31, 2022	1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

Balance as at December 31, 2020	1,120,049	19,783	(379)	(154,344)	-	803,503	1,788,612

Net income*	-	-	-	-	-	754,405	754,405
Other comprehensive income (loss), net of tax	-	-	87	(2,582)	24,147	(4,128)	17,524
Realized (loss) gain on equity securities	-	-	-	-	(11,594)	11,594	-
Total comprehensive income (loss)	-	-	87	(2,582)	12,553	761,871	771,929

Share-based payment transactions, net of tax	-	27,577	-	-	-	-	27,577
Stock options exercised, net of tax	26,324	(3,266)	-	-	-	-	23,058
Issuance of shares, net of expenses	-	-	-	-	-	-	-
Dividends to owners of the Company	-	-	-	-	-	(89,121)	(89,121)
Repurchase of own shares	(23,449)	-	-	-	-	(174,704)	(198,153)
Net settlement of restricted share units, net of tax	10,257	(4,944)	-	-	-	(18,860)	(13,547)
Total transactions with owners, recorded directly in equity	13,132	19,367	-	-	-	(282,685)	(250,186)

Balance as at December 31, 2021*	1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination.

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2022 and 2021

(In thousands of U.S. dollars)
	2022	2021*

Cash flows from operating activities
Net income	823,232	754,405
Adjustments for:
Depreciation of property and equipment	248,638	225,007
Depreciation of right-of-use assets	126,276	112,782
Amortization of intangible assets	55,679	55,243
Share-based payment transactions	14,648	15,424
Net finance costs	80,397	73,018
Income tax expense	242,409	151,806
Gain on sale of business	(73,653)	-
Bargain purchase gain	-	(283,593)
Gain on sale of property and equipment	(59,704)	(24,625)
Gain on derecognition of right-of-use assets	(210)	(1,282)
Gain on sale of assets held for sale	(77,911)	(12,209)
Loss on disposal of intangible assets	-	1
Employee benefits	14,946	(20,193)
Provisions, net of payments	26,044	21,890
Net change in non-cash operating working capital	(147,453)	41,940
Interest paid	(77,512)	(65,453)
Income tax paid	(224,181)	(188,810)
Net cash from operating activities	971,645	855,351

Cash flows from (used in) investing activities
Purchases of property and equipment	(350,824)	(268,656)
Proceeds from sale of property and equipment	128,821	92,842
Proceeds from sale of assets held for sale	131,250	19,869
Purchases of intangible assets	(6,120)	(7,143)
Proceeds from sale of intangible assets	250	-
Proceeds from sale of business, net of cash disposed	546,228	-
Business combinations, net of cash acquired	(158,251)	(1,008,131)
Purchases of investments	(80,551)	(35,913)
Proceeds from sale of investments	12,930	40,686
Others	(311)	3,789
Net cash from (used in) investing activities	223,422	(1,162,657)

Cash flows (used in) from financing activities
Net decrease (increase) in bank indebtedness	7,490	(7,173)
Proceeds from long-term debt	334,164	661,039
Repayment of long-term debt	(369,692)	(43,868)
Net (increase) decrease in revolving facilities	(236,502)	118,859
Repayment of lease liabilities	(123,606)	(115,336)
Repayment of other financial liabilities	(21,108)	(11,216)
Dividends paid	(97,321)	(85,386)
Repurchase of own shares	(567,983)	(198,153)
Proceeds from exercise of stock options	16,502	20,114
Payment for settlement of restricted share units	(9,186)	(16,579)
Net cash (used in) from financing activities	(1,067,242)	322,301

Net change in cash and cash equivalents	127,825	14,995
Cash and cash equivalents, beginning of year	19,292	4,297
Cash and cash equivalents, end of year	147,117	19,292
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination.

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Earnings Press Release

SEGMENT INFORMATION

Geographical information (Unaudited)

Total revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
2022
Canada	650,844	667,506	1,182,198	256,714	(34,202)	2,723,060
United States	-	3,355,657	1,268,840	1,488,941	(41,632)	6,071,806
Mexico	-	-	-	17,625	-	17,625
Total revenue	650,844	4,023,163	2,451,038	1,763,280	(75,834)	8,812,491

2021
Canada	641,449	576,311	912,166	269,568	(31,193)	2,368,301
United States	-	2,239,079	1,250,586	1,370,843	(30,041)	4,830,467
Mexico	-	-	-	21,661	-	21,661
Total revenue	641,449	2,815,390	2,162,752	1,662,072	(61,234)	7,220,429

Package and Courier

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	172,381		177,368		650,844		641,449
Fuel surcharge	(43,307)		(27,294)		(151,872)		(81,302)
Revenue	129,074	100.0%	150,074	100.0%	498,972	100.0%	560,147	100.0%
Materials and services expenses (net of fuel surcharge)	42,784	33.1%	60,636	40.4%	167,725	33.6%	243,786	43.5%
Personnel expenses	35,877	27.8%	39,060	26.0%	144,650	29.0%	154,820	27.6%
Other operating expenses	6,667	5.2%	6,905	4.6%	26,845	5.4%	26,762	4.8%
Depreciation of property and equipment	3,080	2.4%	3,297	2.2%	12,863	2.6%	12,392	2.2%
Depreciation of right-of-use assets	3,135	2.4%	3,300	2.2%	13,024	2.6%	13,109	2.3%
Amortization of intangible assets	157	0.1%	186	0.1%	645	0.1%	903	0.2%
Gain on sale of rolling stock and equipment	(189)	-0.1%	(23)	-0.0%	(1,087)	-0.2%	(59)	-0.0%
(Gain) loss on derecognition of right-of-use assets	-	-	-	-	1	0.0%	(7)	-0.0%
Loss on disposal of intangible assets	-	-	-	-	-	-	1	0.0%
Operating income	37,563	29.1%	36,713	24.5%	134,306	26.9%	108,440	19.4%
Adjusted EBITDA[1]	43,935	34.0%	43,496	29.0%	160,838	32.2%	134,845	24.1%
Return on invested capital[1]		32.5%		25.3%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
Revenue per pound (including fuel)	$0.47	$0.43	$0.04	9.3%	$0.48	$0.44	$0.04	9.1%
Revenue per pound (excluding fuel)	$0.35	$0.36	$(0.01)	-2.8%	$0.37	$0.39	$(0.02)	-5.1%
Revenue per package (excluding fuel)	$5.59	$6.11	$(0.52)	-8.5%	$5.88	$6.21	$(0.33)	-5.3%
Tonnage (in thousands of metric tons)	167	187	(20)	-10.7%	614	656	(42)	-6.4%
Packages (in thousands)	23,107	24,581	(1,474)	-6.0%	84,915	90,257	(5,342)	-5.9%
Average weight per package (in lbs.)	15.93	16.77	(0.84)	-5.0%	15.94	16.03	(0.09)	-0.6%
Vehicle count, average	1,028	1,139	(111)	-9.7%	1,046	1,069	(23)	-2.2%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.90	$11.98	$0.92	7.7%	$11.97	$11.54	$0.43	3.7%

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Earnings Press Release

Less-Than-Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021*	%
Total revenue	903,713		959,546		4,023,163		2,815,390
Fuel surcharge	(182,930)		(136,635)		(779,606)		(374,750)
Revenue	720,783	100.0%	822,911	100.0%	3,243,557	100.0%	2,440,640	100.0%
Materials and services expenses (net of fuel surcharge)	226,839	31.5%	274,166	33.3%	1,003,662	30.9%	848,273	34.8%
Personnel expenses	311,248	43.2%	348,237	42.3%	1,432,857	44.2%	1,022,214	41.9%
Other operating expenses	58,050	8.1%	60,196	7.3%	243,347	7.5%	155,992	6.4%
Depreciation of property and equipment	26,374	3.7%	25,846	3.1%	104,850	3.2%	73,242	3.0%
Depreciation of right-of-use assets	9,641	1.3%	9,398	1.1%	38,985	1.2%	33,050	1.4%
Amortization of intangible assets	2,065	0.3%	2,495	0.3%	8,831	0.3%	9,768	0.4%
Bargain Purchase Gain	-	-	-	-	-	-	(271,593)	-11.1%
Gain on sale of rolling stock and equipment	(1,601)	-0.2%	(842)	-0.1%	(4,056)	-0.1%	(907)	-0.0%
Gain on derecognition of right-of-use assets	(60)	-0.0%	(35)	-0.0%	(12)	-0.0%	(573)	-0.0%
(Gain) loss on sale of land and buildings and assets
held for sale	(13)	-0.0%	1	0.0%	(55,714)	-1.7%	(1,624)	-0.1%
Operating income	88,240	12.2%	103,449	12.6%	470,807	14.5%	572,798	23.5%
Adjusted EBITDA[1]	126,307	17.5%	141,189	17.2%	567,759	17.5%	415,641	17.0%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	475,389	568,761	(93,372)	-16.4%	2,186,668	1,586,228	600,440	37.9%
Adjusted Operating Ratio[2]	90.4%	89.4%			89.9%	90.1%
Revenue per hundredweight (excluding fuel)[1]	$30.05	$29.20	$0.85	2.9%	$29.67	$28.52	$1.15	4.0%
Revenue per shipment (excluding fuel)[1]	$322.74	$310.97	$11.77	3.8%	$320.20	$299.91	$20.29	6.8%
Revenue per hundredweight (including fuel)[1]	$39.04	$34.76	$4.28	12.3%	$38.03	$33.57	$4.46	13.3%
Revenue per shipment (including fuel)[1]	$419.26	$371.17	$49.09	13.3%	$410.38	$353.06	$57.32	16.2%
Tonnage (in thousands of tons)[1]	791	974	(183)	-18.8%	3,685	2,781	904	32.5%
Shipments (in thousands)[1]	1,473	1,829	(356)	-19.5%	6,829	5,289	1,540	29.1%
Average weight per shipment (in lbs)[1]	1,074	1,065	9	0.8%	1,079	1,052	27	2.6%
Average length of haul (in miles)[1]	1,092	1,110	(18)	-1.6%	1,101	1,089	12	1.1%
Vehicle count, average[4]	4,410	4,583	(173)	-3.8%	4,685	4,866	(181)	-3.7%
Return on invested capital[2,3]	18.8%	-
Canadian LTL
Revenue (in thousands of dollars)	123,176	144,697	(21,521)	-14.9%	548,012	556,891	(8,879)	-1.6%
Adjusted Operating Ratio[2]	75.3%	78.3%			74.0%	79.9%
Revenue per hundredweight (excluding fuel)	$10.84	$11.13	$(0.29)	-2.6%	$11.26	$10.80	$0.46	4.3%
Revenue per shipment (excluding fuel)	$235.97	$223.30	$12.67	5.7%	$241.95	$222.40	$19.55	8.8%
Revenue per hundredweight (including fuel)[1]	$14.46	$13.33	$1.13	8.5%	$14.65	$12.62	$2.03	16.1%
Revenue per shipment (including fuel)[1]	$314.61	$267.43	$47.18	17.6%	$314.88	$260.01	$54.87	21.1%
Tonnage (in thousands of tons)	568	650	(82)	-12.6%	2,434	2,579	(145)	-5.6%
Shipments (in thousands)	522	648	(126)	-19.4%	2,265	2,504	(239)	-9.5%
Average weight per shipment (in lbs)	2,176	2,006	170	8.5%	2,149	2,060	89	4.3%
Average length of haul (in miles)	734	791	(57)	-7.2%	748	773	(25)	-3.2%
Vehicle count, average	808	810	(2)	-0.2%	800	837	(37)	-4.4%
Return on invested capital[2]	24.0%	17.8%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
[3] The Return on invested capital for the U.S. LTL is not disclosed as the trailing twelve-month information is not available for fiscal 2021, as it was acquired on April 30, 2021.

[4]  The vehicle count average for the year ended December 31, 2021 was adjusted to calculate the average since the acquisition of UPS Freight on April 30, 2021. As at December 31, 2022 the active vehicle count was 4,046.

Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	502,784		584,009		2,451,038		2,162,752
Fuel surcharge	(99,433)		(77,577)		(464,707)		(261,595)
Revenue	403,351	100.0%	506,432	100.0%	1,986,331	100.0%	1,901,157	100.0%
Materials and services expenses (net of fuel surcharge)	174,305	43.2%	221,538	43.7%	821,442	41.4%	823,645	43.3%
Personnel expenses	115,449	28.6%	160,351	31.7%	585,891	29.5%	604,041	31.8%
Other operating expenses	13,709	3.4%	19,193	3.8%	76,612	3.9%	66,468	3.5%
Depreciation of property and equipment	26,695	6.6%	35,652	7.0%	129,013	6.5%	137,301	7.2%
Depreciation of right-of-use assets	15,730	3.9%	15,087	3.0%	59,473	3.0%	52,680	2.8%
Amortization of intangible assets	5,699	1.4%	5,960	1.2%	23,944	1.2%	21,580	1.1%
Gain on sale of rolling stock and equipment	(3,981)	-1.0%	(6,338)	-1.3%	(54,481)	-2.7%	(23,747)	-1.2%
Gain on derecognition of right-of-use assets	(138)	-0.0%	(160)	-0.0%	(191)	-0.0%	(431)	-0.0%
Gain on sale of land and buildings and assets
held for sale	(15,959)	-4.0%	(6,649)	-1.3%	(22,240)	-1.1%	(10,569)	-0.6%
Gain on disposal of intangible assets	-	-	(5)	-0.0%	-	-	-	-
Operating income	71,842	17.8%	61,803	12.2%	366,868	18.5%	230,189	12.1%
Adjusted EBITDA[1]	104,007	25.8%	111,848	22.1%	557,058	28.0%	431,181	22.7%
1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

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Earnings Press Release

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2022	2021	Variance	%	2022	2021	Variance	%
Specialized TL2
Revenue (in thousands of U.S. dollars)	325,493	328,648	(3,154)	-1.0%	1,362,390	1,233,791	128,599	10.4%
Adjusted operating ratio[1]	87.4%	89.6%			83.1%	88.7%
Tractor count, average	3,839	3,845	(7)	-0.2%	3,641	3,722	(81)	-2.2%
Trailer count, average	11,004	11,302	(298)	-2.6%	10,833	10,912	(79)	-0.7%
Tractor age	3.6	3.4	0.2	5.5%	3.6	3.4	0.2	5.5%
Trailer age	11.5	10.5	1.0	9.8%	11.5	10.5	1.0	9.8%
Number of owner operators, average	1,193	1,201	(8)	-0.7%	1,126	1,217	(91)	-7.5%
Return on invested capital[1]	13.4%	9.2%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	79,101	73,786	5,315	7.2%	322,553	250,177	72,376	28.9%
Adjusted operating ratio[1]	81.1%	88.4%			78.7%	87.9%
Total mileage (in thousands)	24,498	26,467	(1,969)	-7.4%	93,923	92,236	1,687	1.8%
Tractor count, average	858	728	130	17.9%	741	640	102	15.9%
Trailer count, average	3,636	3,401	235	6.9%	3,456	2,884	572	19.8%
Tractor age	3.5	4.1	(0.6)	-13.7%	3.5	4.1	(0.6)	-13.7%
Trailer age	7.3	7.5	(0.2)	-2.5%	7.3	7.5	(0.2)	-2.5%
Number of owner operators, average	254	324	(70)	-21.7%	269	306	(37)	-12.0%
Return on invested capital[1]	21.3%	10.9%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
[2] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.

Logistics

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	394,071		441,086		1,763,280		1,662,072
Fuel surcharge	(18,103)		(13,525)		(74,158)		(41,146)
Revenue	375,968	100.0%	427,561	100.0%	1,689,122	100.0%	1,620,926	100.0%
Materials and services expenses (net of fuel surcharge)	269,625	71.7%	323,164	75.6%	1,232,049	72.9%	1,223,846	75.5%
Personnel expenses	35,770	9.5%	29,419	6.9%	143,505	8.5%	116,523	7.2%
Other operating expenses	27,107	7.2%	32,443	7.6%	134,923	8.0%	111,742	6.9%
Depreciation of property and equipment	333	0.1%	375	0.1%	1,460	0.1%	1,581	0.1%
Depreciation of right-of-use assets	3,644	1.0%	3,442	0.8%	14,794	0.9%	13,943	0.9%
Amortization of intangible assets	5,292	1.4%	5,776	1.4%	21,990	1.3%	22,684	1.4%
Bargain purchase gain	-	-	-	-	-	-	(12,000)	-0.7%
(Gain) loss on sale of rolling stock and equipment	(7)	-0.0%	70	0.0%	(37)	-0.0%	70	0.0%
Gain on derecognition of right-of-use assets	-	-	-	-	(8)	-0.0%	(260)	-0.0%
Loss on sale of land and building	-	-	3	0.0%	-	-	3	0.0%
Operating income	34,204	9.1%	32,869	7.7%	140,446	8.3%	142,794	8.8%
Adjusted EBITDA[1]	43,473	11.6%	42,465	9.9%	178,690	10.6%	169,005	10.4%
Return on invested capital[1]	21.9%		19.9%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

NON-IFRS AND OTHER FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible

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Earnings Press Release

assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale of land and building, gain or loss on the sale of business and directly attributable expenses due to disposal, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income reconciliation:

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31		Years ended December 31
	2022	2021*	2022	2021*
Net income	153,494	144,139	823,232	754,405
Amortization of intangible assets related to business acquisitions	13,969	13,128	52,003	50,498
Net change in fair value and accretion expense of contingent considerations	90	1,571	216	1,932
Net foreign exchange (gain) loss	(564)	(939)	556	(1,471)
(Gain) loss on sale of business and direct attributable costs	2,069	—	(69,753)	—
Bargain purchase gain	—	—	—	(283,593)
Gain on sale of land and buildings and assets held for sale	(15,941)	(6,638)	(77,870)	(11,978)
(Gain) loss on disposal of intangible assets	—	(5)	—	1
Tax impact of adjustments	(1,358)	(2,636)	3,284	(11,446)
Adjusted net income[1]	151,759	148,620	731,668	498,348
Adjusted EPS – basic[1]	1.75	1.60	8.19	5.36
Adjusted EPS – diluted[1]	1.72	1.57	8.02	5.23

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income or loss before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Net income	153,494	144,139	823,232	754,405
Net finance costs	16,963	21,441	80,397	73,018
Income tax expense	46,403	49,399	242,409	151,806
Depreciation of property and equipment	56,587	65,294	248,638	225,007
Depreciation of right-of-use assets	32,150	31,190	126,276	112,782
Amortization of intangible assets	13,262	13,653	55,679	55,243
(Gain) loss on sale of business	2,069	—	(73,653)	—
Bargain purchase gain	—	—	—	(283,593)
(Gain) loss on sale of land and buildings	—	9	(43)	19
Gain on sale of assets held for sale	(15,972)	(6,654)	(77,911)	(12,209)
(Gain) loss on sale of intangible assets	—	(5)	—	1
Adjusted EBITDA	304,956	318,466	1,425,024	1,076,479

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

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Earnings Press Release

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Package and Courier
Operating income	37,563	36,713	134,306	108,440
Depreciation and amortization	6,372	6,783	26,532	26,404
Loss on disposal of intangible assets	—	—	—	1
Adjusted EBITDA	43,935	43,496	160,838	134,845
Less-Than-Truckload
Operating income	88,240	103,449	470,807	572,798
Depreciation and amortization	38,080	37,739	152,666	116,060
Bargain purchase gain	—	—	—	(271,593)
(Gain) loss on sale of land and buildings	(1)	6	—	16
Gain on sale of assets held for sale	(12)	(5)	(55,714)	(1,640)
Adjusted EBITDA	126,307	141,189	567,759	415,641
Truckload
Operating income	71,842	61,803	366,868	230,189
Depreciation and amortization	48,124	56,699	212,430	211,561
(Gain) loss on sale of land and buildings	1	—	(43)	—
Gain on sale of assets held for sale	(15,960)	(6,649)	(22,197)	(10,569)
Gain on disposal of intangible assets	—	(5)	—	—
Adjusted EBITDA	104,007	111,848	557,058	431,181
Logistics
Operating income	34,204	32,869	140,446	142,794
Depreciation and amortization	9,269	9,593	38,244	38,208
Bargain purchase gain	—	—	—	(12,000)
Loss on sale of land and buildings	—	3	—	3
Adjusted EBITDA	43,473	42,465	178,690	169,005
Corporate
Operating loss	(14,989)	(19,855)	33,611	(74,992)
Depreciation and amortization	154	(677)	721	799
(Gain) loss on sale of business	2,069	—	(73,653)	—
Adjusted EBITDA	(12,766)	(20,532)	(39,321)	(74,193)
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Operating expenses	1,739,834	1,925,935	7,666,453	6,241,200
(Gain) loss on sale of business	(2,069)	—	73,653	—
Bargain purchase gain	—	—	—	283,593
Gain (loss) on sale of land and building	—	(9)	43	(19)
Gain on sale of assets held for sale	15,972	6,654	77,911	12,209
Gain (loss) on disposal of intangible assets	—	5	—	(1)
Adjusted operating expenses	1,753,737	1,932,585	7,818,060	6,536,982
Fuel surcharge revenue	(340,199)	(252,491)	(1,455,427)	(751,644)
Adjusted operating expenses, net of fuel surcharge revenue	1,413,538	1,680,094	6,362,633	5,785,338
Revenue before fuel surcharge	1,616,495	1,888,423	7,357,064	6,468,785
Adjusted operating ratio	87.4%	89.0%	86.5%	89.4%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

│	15

Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021*	2022	2021*
Less-Than-Truckload
Total revenue	903,713	959,546	4,023,163	2,815,390
Total operating expenses	815,473	856,097	3,552,356	2,242,592
Operating income	88,240	103,449	470,807	572,798
Operating expenses	815,473	856,097	3,552,356	2,242,592
Bargain purchase gain	—	—	—	271,593
Gain (loss) on sale of land and buildings and assets held for sale	13	(1)	55,714	1,624
Adjusted operating expenses	815,486	856,096	3,608,070	2,515,809
Fuel surcharge revenue	(182,930)	(136,635)	(779,606)	(374,750)
Adjusted operating expenses, net of fuel surcharge revenue	632,556	719,461	2,828,464	2,141,059
Revenue before fuel surcharge	720,783	822,911	3,243,557	2,440,640
Adjusted operating ratio	87.8%	87.4%	87.2%	87.7%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	601,436	680,212	2,709,762	1,889,611
Canadian based LTL	123,176	144,697	548,012	556,891
Eliminations	(3,829)	(1,998)	(14,217)	(5,862)
	720,783	822,911	3,243,557	2,440,640
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	142,180	108,275	615,840	281,110
Canadian based LTL	41,051	28,598	165,185	94,166
Eliminations	(301)	(238)	(1,419)	(526)
	182,930	136,635	779,606	374,750
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	57,819	72,077	327,793	459,071
Canadian based LTL	30,421	31,372	143,014	113,727
	88,240	103,449	470,807	572,798
U.S. based LTL
Operating expenses*	685,797	716,410	2,997,809	1,711,650
Bargain purchase gain	-	-	-	271,593
Gain (loss) on sale of land and buildings and assets held for sale	-	(7)	55,054	(17)
Adjusted operating expenses	685,797	716,403	3,052,863	1,983,226
Fuel surcharge revenue	(142,180)	(108,275)	(615,840)	(281,110)
Adjusted operating expenses, net of fuel surcharge	543,617	608,128	2,437,023	1,702,116
Revenue before fuel surcharge	601,436	680,212	2,709,762	1,889,611
Adjusted operating ratio	90.4%	89.4%	89.9%	90.1%
Canadian based LTL
Operating expenses*	133,806	141,923	570,183	537,330
Gain on sale of land and buildings and assets held for sale	13	6	660	1,641
Adjusted operating expenses	133,819	141,929	570,843	538,971
Fuel surcharge revenue	(41,051)	(28,598)	(165,185)	(94,166)
Adjusted operating expenses, net of fuel surcharge	92,768	113,331	405,658	444,805
Revenue before fuel surcharge	123,176	144,697	548,012	556,891
Adjusted operating ratio	75.3%	78.3%	74.0%	79.9%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

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Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Truckload
Total revenue	502,784	584,009	2,451,038	2,162,752
Total operating expenses	430,942	522,206	2,084,170	1,932,563
Operating income	71,842	61,803	366,868	230,189
Operating expenses	430,942	522,206	2,084,170	1,932,563
Gain on sale of business	—	—	—	—
Gain on sale of land and buildings and assets held for sale	15,959	6,649	22,240	10,569
Adjusted operating expenses	446,901	528,855	2,106,410	1,943,132
Fuel surcharge revenue	(99,433)	(77,577)	(464,707)	(261,595)
Adjusted operating expenses, net of fuel surcharge revenue	347,468	451,278	1,641,703	1,681,537
Revenue before fuel surcharge	403,351	506,432	1,986,331	1,901,157
Adjusted operating ratio	86.1%	89.1%	82.7%	88.4%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL1	—	106,171	310,026	424,320
Canadian based Conventional TL	79,101	73,786	322,553	250,177
Specialized TL1	325,493	328,648	1,362,390	1,233,761
Eliminations	(1,243)	(2,173)	(8,638)	(7,101)
	403,351	506,432	1,986,331	1,901,157
Truckload - Fuel surcharge revenue
U.S. based Conventional TL1	—	20,337	82,059	72,527
Canadian based Conventional TL	17,307	9,414	62,929	29,043
Specialized TL1	82,288	48,045	321,362	160,574
Eliminations	(162)	(219)	(1,643)	(549)
	99,433	77,577	464,707	261,595
Truckload - Operating income
U.S. based Conventional TL1	—	12,409	46,133	49,989
Canadian based Conventional TL	30,463	8,565	84,321	30,367
Specialized TL1	41,379	40,829	236,414	149,833
	71,842	61,803	366,868	230,189
U.S. based Conventional TL1
Operating expenses*	—	114,099	345,952	446,858
Gain on sale of land and buildings and assets held for sale	—	—	—	—
Adjusted operating expenses	—	114,099	345,952	446,858
Fuel surcharge revenue	—	(20,337)	(82,059)	(72,527)
Adjusted operating expenses, net of fuel surcharge revenue	—	93,762	263,893	374,331
Revenue before fuel surcharge	—	106,171	310,026	424,320
Adjusted operating ratio	—	88.3%	85.1%	88.2%
Canadian based Conventional TL
Operating expenses*	65,945	74,635	301,161	248,853
Gain on sale of land and buildings and assets held for sale	15,485	—	15,529	17
Adjusted operating expenses	81,430	74,635	316,690	248,870
Fuel surcharge revenue	(17,307)	(9,414)	(62,929)	(29,043)
Adjusted operating expenses, net of fuel surcharge revenue	64,123	65,221	253,761	219,827
Revenue before fuel surcharge	79,101	73,786	322,553	250,177
Adjusted operating ratio	81.1%	88.4%	78.7%	87.9%
Specialized TL1
Operating expenses*	366,402	335,864	1,447,338	1,244,502
Gain on sale of assets held for sale	474	6,649	6,711	10,552
Adjusted operating expenses	366,876	342,513	1,454,049	1,255,054
Fuel surcharge revenue	(82,288)	(48,045)	(321,362)	(160,574)
Adjusted operating expenses, net of fuel surcharge revenue	284,588	294,468	1,132,687	1,094,480
Revenue before fuel surcharge	325,493	328,648	1,362,390	1,233,761
Adjusted operating ratio	87.4%	89.6%	83.1%	88.7%
[1] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.
* Operating expenses excluding intra TL eliminations

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Earnings Press Release

Free cash flow conversion : Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Net income	153,494	144,139	823,232	754,405
Net finance costs	16,963	21,441	80,397	73,018
Income tax expense	46,403	49,399	242,409	151,806
Depreciation of property and equipment	56,587	65,294	248,638	225,007
Depreciation of right-of-use assets	32,150	31,190	126,276	112,782
Amortization of intangible assets	13,262	13,653	55,679	55,243
(Gain) loss on the sale of business	2,069	—	(73,653)	—
Bargain purchase gain	—	—	—	(283,593)
(Gain) loss on sale of land and buildings	—	9	(43)	19
Gain on sale of assets held for sale	(15,972)	(6,654)	(77,911)	(12,209)
(Gain) loss on sale of intangible assets	—	(5)	—	1
Adjusted EBITDA	304,956	318,466	1,425,024	1,076,479
Net capital expenditures	(77,755)	(68,237)	(175,954)	(136,782)
Adjusted EBITDA less net capital expenditures	227,201	250,229	1,249,070	939,697
Free cash flow conversion	74.5%	78.6%	87.7%	87.3%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Net cash from operating activities	248,348	190,333	971,645	855,351
Additions to property and equipment	(111,716)	(102,595)	(350,824)	(267,173)
Proceeds from sale of property and equipment	17,685	22,508	128,821	92,842
Proceeds from sale of assets held for sale	33,956	10,503	131,250	19,869
Free cash flow	188,273	120,749	880,892	700,889

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at December 31, 2022
Total assets	362,724	2,275,672	1,861,093	731,564	274,777	-	5,505,830
Intangible assets	180,119	167,798	775,464	468,547	182	-	1,592,110
Total assets less intangible assets	182,605	2,107,874	1,085,629	263,017	274,595	-	3,913,720

As at December 31, 2021*
Total assets	379,881	2,351,138	2,317,615	746,638	88,391	-	5,883,663
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets less intangible assets	186,116	2,162,534	1,362,007	292,026	88,059	-	4,090,742

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

│	18

Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2022
Additions to rolling stock	5,786	58,353	23,167	-	-		87,306
Additions to equipment	579	5,025	2,134	437	58		8,233
Proceeds from the sale of rolling stock	(320)	(6,399)	(11,252)	(115)	-		(18,086)
Proceeds from the sale of equipment	-	294	199	(191)	-		302
Net capital expenditures	6,045	57,273	14,248	131	58		77,755

Three months ended December 31, 2021
Additions to rolling stock	4,794	47,680	33,394	-	-		85,868
Additions to equipment	1,112	1,620	1,801	235	20		4,788
Proceeds from the sale of rolling stock	20	(2,313)	(20,075)	(26)	-		(22,394)
Proceeds from the sale of equipment	-	(1)	(7)	(17)	-		(25)
Net capital expenditures	5,926	46,986	15,113	192	20		68,237

YTD ended December 31, 2022
Additions to rolling stock	9,991	134,898	141,388	—	-		286,277
Additions to equipment	2,227	10,888	3,747	1,032	170		18,064
Proceeds from the sale of rolling stock	(1,579)	(13,067)	(111,582)	(165)	-		(126,393)
Proceeds from the sale of equipment	(3)	95	(1,895)	(191)	-		(1,994)
Net capital expenditures	10,636	132,814	31,658	676	170		175,954

YTD ended December 31, 2021
Additions to rolling stock	11,569	55,087	150,282	142	-		217,080
Additions to equipment	3,125	2,655	6,897	373	141		13,191
Proceeds from the sale of rolling stock	(246)	(5,024)	(87,995)	(146)	-		(93,411)
Proceeds from the sale of equipment	(3)	(15)	(7)	(53)	-		(78)
Net capital expenditures	14,445	52,703	69,177	316	141		136,782

Covenants : The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

(unaudited) 'Covenants	Requirements	As at December 31, 2022
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	0.96
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	6.22

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as intangibles plus total assets excluding intangibles, net of trade and other payables, income taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

│	19

Earnings Press Release

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021
Package and Courier
Operating income	134,306	108,440
Amortization of intangible assets	645	903
Operating income, net of exclusions	134,951	109,343
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	99,189	80,367
Intangible assets	180,119	193,765
Total assets, excluding intangible assets	182,605	186,116
less: Trade and other payables, income taxes payable and provisions	(67,428)	(65,438)
Total invested capital, current year	295,296	314,443
Intangible assets, prior year	193,765	193,288
Total assets, excluding intangible assets, prior year	186,116	194,631
less: Trade and other payables, income taxes payable and provisions, prior year	(65,438)	(66,793)
Total invested capital, prior year	314,443	321,126
Average invested capital	304,870	317,785
Return on invested capital	32.5%	25.3%
Less-Than-Truckload - Canadian based LTL
Operating income	143,014	113,727
Gain on sale of assets held for sale	(660)	(1,640)
Amortization of intangible assets	7,713	9,004
Operating income, net of exclusions	150,067	121,091
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	110,299	89,002
Intangible assets	162,397	182,084
Total assets, excluding intangible assets	352,949	373,655
less: Trade and other payables, income taxes payable and provisions	(77,439)	(74,241)
Total invested capital, current year	437,907	481,498
Intangible assets, prior year	182,084	189,579
Total assets, excluding intangible assets, prior year	373,655	403,549
less: Trade and other payables, income taxes payable and provisions, prior year	(74,241)	(76,608)
Total invested capital, prior year	481,498	516,520
Average invested capital	459,703	499,009
Return on invested capital	24.0%	17.8%

│	20

Earnings Press Release

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021
Truckload - Canadian based Conventional TL
Operating income	84,321	30,367
Gain on sale of land and buildings	(44)	—
Gain on sale of assets held for sale	(15,485)	(17)
Amortization of intangible assets	1,958	2,124
Operating income, net of exclusions	70,750	32,474
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	52,001	23,868
Intangible assets	96,941	104,947
Total assets, excluding intangible assets	185,740	169,197
less: Trade and other payables, income taxes payable and provisions	(40,671)	(28,473)
Total invested capital, current year	242,010	245,671
Intangible assets, prior year	104,947	96,737
Total assets, excluding intangible assets, prior year	169,197	121,407
less: Trade and other payables, income taxes payable and provisions, prior year	(28,473)	(24,839)
Total invested capital, prior year	245,671	193,305
Average invested capital	243,841	219,488
Return on invested capital	21.3%	10.9%
Truckload - Specialized TL*
Operating income	236,414	149,833
Gain on sale of assets held for sale	(6,711)	(10,553)
Amortization of intangible assets	20,495	17,394
Operating income, net of exclusions	250,198	156,674
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	183,896	115,155
Intangible assets	678,522	658,692
Total assets, excluding intangible assets	906,564	791,293
less: Trade and other payables, income taxes payable and provisions	(151,097)	(139,683)
Total invested capital, current year	1,433,989	1,310,302
Intangible assets, prior year	658,692	615,865
Total assets, excluding intangible assets, prior year	791,293	701,987
less: Trade and other payables, income taxes payable and provisions, prior year	(139,683)	(112,888)
Total invested capital, prior year	1,310,302	1,204,964
Average invested capital	1,372,146	1,257,633
Return on invested capital	13.4%	9.2%
Logistics
Operating income	140,446	142,794
Loss on sale of land and buildings	—	3
Amortization of intangible assets	21,990	22,683
Bargain Purchase gain	—	(12,000)
Operating income, net of exclusions	162,436	153,480
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	119,390	112,808
Intangible assets	468,547	454,612
Total assets, excluding intangible assets	263,550	292,026
less: Trade and other payables, income taxes payable and provisions	(186,557)	(199,967)
Total invested capital, current year	545,540	546,671
Intangible assets, prior year	454,612	457,098
Total assets, excluding intangible assets, prior year	292,026	272,592
less: Trade and other payables, income taxes payable and provisions, prior year	(199,967)	(144,305)
Total invested capital, prior year	546,671	585,385
Average invested capital	546,106	566,028
Return on invested capital	21.9%	19.9%
* Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.

Return on invested capital for US LTL : Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds and the ROIC calculation for U.S. LTL has been modified as compared to the other segment ROICs due to the impact of the bargain purchase gain to provide more consistent comparison to other segments ROIC calculation. The modification includes reducing the total assets, excluding intangible assets by the bargain purchase gain, using the acquisition price instead of the prior year invested capital, and reducing the current year total invested capital by the total liabilities of the US .

│	21

Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021*
Less-Than-Truckload - U.S. based LTL
Operating income	327,793	—
Loss on sale of land and buildings	8
Gain on sale of assets held for sale	(55,054)
Amortization of intangible assets	1,118
Operating income, net of exclusions	273,865	—
Income tax	26.5%
Operating income net of exclusions, after tax	201,291	—
Intangible assets	5,401
Total assets, excluding intangible assets	1,483,288
less: Total liabilities	(637,340)
Total invested capital, current year	851,349	—
Total invested capital, acquisition price	838,910	—
Average invested capital	845,130	—
Return on invested capital	23.8%
* The return on invested capital for the U.S. LTL is not disclosed as the trailing twelve-month information was not available for 2021.

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